Exhibit 99.1

MESOBLAST TO PRESENT AT UPCOMING GLOBAL LIFE SCIENCE CONFERENCE IN LONDON

New York, USA; and Melbourne, Australia; April 5, 2019: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in cellular medicines for inflammatory diseases, today announced an upcoming corporate presentation by the company at the H.C. Wainwright Global Life Sciences 2019 conference being held in London. The presentation is scheduled for Monday, April 8, 2019 at 11:50am GMT.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) has leveraged its proprietary technology platform to establish a broad portfolio of late-stage allogeneic (off-the-shelf) product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off-the-shelf without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

For further information, please contact:

Julie Meldrum                                                  Schond Greenway

Corporate Communications                               Investor Relations

T: +61 3 9639 6036                                        T: +1 212 880 2060

E: julie.meldrum@mesoblast.com                     E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176